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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Smedvig ASA
(Name of Issuer)
Class A Ordinary Shares, par value NOK 10.00 per share
(Title of Class of Securities)
4564665
(CUSIP Number)
Mr. Robert D. Campbell
Noble Corporation
13135 South Dairy Ashford
Suite 800
Sugarland, TX 77478
Phone: 281-276-6100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 12, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	4564665	Page	of

1	NAMES OF REPORTING PERSONS: Noble Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0366361

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		21,095,600

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		21,095,600

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,095,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

39.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1.	Security and Issuer
     This Statement on Schedule 13D relates to Class A Ordinary Shares, par value NOK 10.00 per share (the “Class A Shares”), of Smedvig ASA, a Norway public limited company (the “Issuer”). The Issuer’s principal executive offices are located at Finnestadveien 28, P.O. Box 110, 4001 Stavanger, Norway.
     The Class A Shares (and non-voting Class B Shares) of the Issuer are listed for trading on the Oslo Stock Exchange, and American Depository Shares representing Class A Shares (and Class B Shares) of the Issuer are traded on the New York Stock Exchange.
Item 2. Identity and Background
     (a) — (c) This Statement on Schedule 13D is filed by Noble Corporation, a Cayman Islands exempted company limited by shares (the “Company”). The Company is a leading provider of diversified services for the oil and gas industry. The Company performs drilling services with its fleet of mobile offshore drilling units located in markets worldwide. The Company also provides labor contract drilling services, well site and project management services, and engineering services. The Company’s ordinary shares are traded on the New York Stock Exchange under the symbol “NE”.
     The name, residence or business address, present principal occupation or employment of each of the directors and executive officers of the Company, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto and are incorporated herein by reference.
     (d) & (e) During the last five years, the Company, and to the best knowledge of the Company, its directors and executive officers named on Schedule I hereto (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Company is an exempted company limited by shares organized under the laws of the Cayman Islands. All of the directors and executive officers of the Company are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
     Pursuant to a Share Purchase Agreement, dated December 12, 2005 (the “Share Purchase Agreement”), by and between Nora Smedvig, Peter T. Smedvig, Hjørdis Smedvig, HKS AS, AS Veni, Petrus AS, Peder Smedvig Capital AS (collectively, the “Selling Shareholders”) and the Company, the Company agreed to purchase (directly and indirectly) 21,095,600 Class A Shares and 2,501,374 Class B Shares of the Issuer from the Selling Shareholders. The consideration to be paid for the Class A Shares is NOK 200 per share, totaling NOK 4,219,120,000, and the consideration to be paid for the Class B Shares is NOK 150 per share, totaling NOK 375,206,100, resulting in a total purchase price of NOK 4,594,326,100 (or approximately US$692 million based on closing exchange rates on December 16, 2005). The acquisition is scheduled to close on December 23, 2005, subject to any required regulatory approvals. The Company expects to pay $600 million of the purchase price with funds borrowed under a 60-day credit facility with Goldman Sachs Credit Partners L.P., (the “Goldman Sachs Facility”), and the balance of the purchase price with funds borrowed under the Amended and Restated Credit Agreement dated May 1,

2002, as amended, among the Company, Noble Holding (U.S.) Corporation, Noble Drilling Corporation, various lending institutions party to the Credit Agreement, Wells Fargo Bank, N.A. and SunTrust Bank, as Documentation Agents, The Bank of Tokyo-Mitsubishi, Ltd. and Westdeutsche Landesbank Girozentrale, New York Branch, as Syndication Agents, The Bank of Tokyo-Mitsubishi, Ltd. and Nordea Bank Finland Plc, New York Branch, as Co-Lead Arrangers, Nordea Bank Finland Plc, as Bookrunner, and Nordea Bank Finland Plc, New York Branch, as Administrative Agent (the “Revolving Credit Facility”). Such Credit Agreement and amendment have been filed as Exhibit 4 to Noble Drilling Corporation’s Quarterly Report on Form 10-Q for the three-month period ended June 30, 2001, and Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 30, 2004, respectively, and are incorporated herein by reference. The Company expects that the terms of the Goldman Sachs Facility will be substantially similar to the terms of the Revolving Credit Facility, aside from changes necessitated by the 60-day term.
     The Share Purchase Agreement also provides that the purchase price can be adjusted upward during the twelve month period beginning on December 12, 2005. In accordance with the terms of the Share Purchase Agreement, if the Company sells or purchases Class A Shares for more than NOK 200 per share or sells or purchases Class B Shares for more than 150 NOK, the purchase price for the relevant shares will be adjusted accordingly, NOK for NOK, and will be payable to the Selling Shareholders within seven days of the completion of any such transaction.

Item 4.	Purpose of Transaction
     Pursuant to the Share Purchase Agreement, the Company has agreed to (i) directly purchase 2,239,502 Class A Shares from the Selling Shareholders and (ii) indirectly purchase 18,856,098 Class A Shares and 2,501,374 Class B Shares by acquiring 100% of the equity ownership interests of Peder Smedvig Capital AS, which entity owns such Class A Shares and Class B Shares of the Issuer.
     The Class B Shares do not carry rights to vote at general meetings or for the election of directors of the Issuer. The Class B Shares carry certain limited, statutory, protective voting rights.
     The Company is currently reviewing its available alternatives in preparing to make an offer for additional securities in Smedvig ASA, including Class A shares, Class B shares and American Depositary Shares representing Class A shares and Class B shares, although neither a timetable nor the terms and conditions for any such offer have yet been established by the Company. The principal means of acquiring additional shares of the Issuer may be through a public tender or exchange offer or as the Company deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise, subject to availability of shares at prices which it deems favorable. The Company is currently evaluating its options. At such time as the Company would commence a tender or exchange offer, the Company would file a tender offer statement and related materials with the United States Securities and Exchange Commission and with the Oslo Stock Exchange. While it is not the Company’s present intention to do so, the Company reserves the right to dispose of some or all of its Class A Shares or Class B Shares in the open market or in privately negotiated transactions to third parties or otherwise.
     The Share Purchase Agreement also provides that the Company will propose a vote in favor of a name change so that the “Smedvig” name will be removed from the corporate name of the Issuer and its subsidiaries.

Item 5.	Interest in Securities of the Issuer
     The information set forth, or incorporated by reference, in Items 3 and 4 of this Statement on Schedule 13D is hereby incorporated by reference.
     On December 16, 2005, there were approximately 53,764,004 Class A Shares of the Issuer outstanding. The Company’s purchase of 21,095,600 Class A Shares pursuant to the Share Purchase Agreement represents approximately 39.2% of the total Class A Shares. The Company has the sole power to vote or direct the vote and to dispose or to direct the disposition of its 21,095,600 Class A Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Materials to be Filed as Exhibits

Exhibit	Description
1	Share Purchase Agreement dated December 12, 2005 by and between Nora Smedvig, Peter T. Smedvig, Hjørdis Smedvig, HKS AS, AS Veni, Petrus AS, Peder Smedvig Capital AS and Noble Corporation. (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Noble Corporation on December 15, 2005.)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 19, 2005

NOBLE CORPORATION
By:	/s/ Bruce W. Busmire
Bruce W. Busmire
Senior Vice President and Chief Financial Officer

Schedule I
DIRECTORS AND EXECUTIVE OFFICERS OF NOBLE CORPORATION
     The following is a list of all directors and executive officers of Noble Corporation and certain other information with respect to each director and executive officer. Unless otherwise indicated, each director’s and executive officer’s business address is 13135 South Dairy Ashford, Suite 800, Sugar Land, Texas, 77478, which address is Noble Corporation’s principal business address.

Name and Address of
Corporation or
	Principal Occupation	Employment/Organization
Name	or Employment	in Which Employed
Michael A. Cawley	Director	President and Chief Executive Officer of The Samuel Roberts Noble Foundation, Inc. 2510 Sam Noble Parkway, Ardmore, OK 73401
Lawrence J. Chazen	Director	Chief Executive Officer of Lawrence J. Chazen, Inc., a California registered investment adviser engaged in providing financial advisory services
Luke R. Corbett	Director	Chairman of the Board and Chief Executive Officer of Kerr-McGee Corporation, 123 Robert S. Kerr Avenue, Oklahoma City, OK 73102
Marc E. Leland	Director	President of Marc E. Leland & Associates, Inc., a company engaged in the business of providing financial advisory services, 1001 19th Street North, Suite 1700, Arlington, VA 22209
Jack E. Little	Director	Not principally employed. Also a director of TXU Corp.
Mary P. Ricciardello	Director	Not principally employed. Also a director of U.S. Concrete, Inc.
William A. Sears	Director	Not principally employed
James C. Day	Chairman of the Board, Chief Executive Officer and President and Director	Noble Corporation
Mark A. Jackson	Chief Operating Officer and Assistant Secretary	Noble Corporation
Bruce W. Busmire	Senior Vice President, Chief Financial Officer, Treasurer and Controller	Noble Corporation
Danny W. Adkins	Senior Vice President — Operations, Noble Drilling Corporation	Noble Corporation
Julie J. Robertson	Senior Vice President — Administration and Corporate Secretary	Noble Corporation